12 July 2006
Mr Donald Walker
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington D.C. 20549

Re:	Commonwealth Bank of Australia
Form 20-F for the Fiscal Year Ended 30 June, 2005
Filed December 15, 2005
File No. 001-02419
Dear Sirs
Thank you for your letter dated 30 June 2006 in relation to the above filing. As requested, we are pleased to provide you with the following responses to your comments and questions:
1. Integrated Risk Management — Derivatives, page 46
In future filings please provide a comprehensive discussion of your hedging strategies and the instruments you use to execute those strategies. Consider explaining the methods you use to determine that hedges are effective.
Response:
In future filings we will include in our Integrated Risk Management section a discussion of our hedging strategies and the instruments used to execute those strategies.
Under US GAAP, for the year ended 30 June 2005, virtually all our hedging activities were “economic hedges”, i.e. hedges used to manage risk, but which are not designated or qualifying as valid accounting hedges.
To the extent the portion of valid accounting hedges become material, we would include an explanation of the methods used to determine accounting hedge effectiveness.

2. Financial Statements as of and for the year ended 30 June 2005: Note 47 — Disclosures about Fair Value of Financial Instruments, page 207
Please revise your disclosures within your next periodic filing to explain which methods (such as quoted market prices or discounted cash flow, option pricing, or other models) are applied under which circumstances to value your derivative financial instruments classified as other-than-trading. Include a discussion of the significant assumptions made under each method. To the extent that differing methods are used for similar instruments (such as swaps, forwards), please quantify the proportion valued under each method.
Response:
The Bank uses derivative financial instruments for both trading and hedging purposes. In most instances, hedging is performed on an economic basis, i.e. the financial instruments are not designated or qualifying as valid accounting hedges.
In future filings, for derivative financial instruments designated as valid accounting hedges, we will provide further detail regarding valuation methods (e.g. discounted cash flow, option pricing, etc). To the extent that significant use of assumptions is applied, we would also provide additional details. Also, if significant differences in valuation methods were applied to similar instruments, we would provide a further analysis.
3. Financial Statements as of and for the year ended 30 June 2005: Note 48 Differences between Australian and United States Accounting Principles — Income Taxes, page 208
Please tell us where the income tax effects on differences between Australian and United States GAAP resulting from reconciliation items are included and tell us their amounts. In future filings, please include the tax effects as a line item in the reconciliations.
Response:
To the extent reconciliation items between our primary financial statements and US GAAP have an income tax effect, our past practice has been to show the net of tax amount for each item, using the applicable corporate income tax rate. In our 2005 filing these have been identified with a footnote, and the corporate income tax rate for all years presented was 30%.
In future filings we will present the aggregate income tax effects as a separate line item in the US GAAP reconciliation.
4. Financial Statements as of and for the year ended 30 June 2005: Loan Impairment Provision, page 220

Please tell us what changes you made in your approach used to estimate the loan impairment provision for each of the bases of accounting referenced, including Australian Accounting Principles, US GAAP, and AIFRS, as applicable, and revise your disclosures in your next periodic filing to include this discussion. In your response and future disclosures, please clarify why changes you made for consistency were not error corrections.
Response:
The 30 June 2005 Annual Financial Report was prepared under the Australian Accounting Standards applicable to reporting periods beginning prior to 1 January 2005 (“Australian GAAP”). Those principles were consistent with US GAAP and accordingly did not create a GAAP difference in the allowance for loan losses. In preparation for the implementation of the Australian equivalents to International Financial Reporting Standards (“AIFRS”), the Bank was required to add more precision to its estimation process in order to comply with AIFRS. As the Bank views the principles of AIFRS and U.S. GAAP on this issue as the same, it does not believe a GAAP difference is appropriate. The resulting change from adding more precision to the measurement of loan impairment provisions has been accounted for as a change in estimate for US GAAP.
Over the period to the finalisation of the SEC Form 20-F in December 2005, subsequent to the completion of the Australian GAAP accounts, the Bank continued to work on the transition to AIFRS. Along with other AIFRS matters, the Bank completed its analysis and modelling with respect to Loan Impairment in early December 2005. The outcomes were included in the transitional AIFRS financial statements and included in the SEC Form 20-F filing on 15 December 2005 for the 30 June 2005 fiscal year.
In performing its analysis and modelling during this period, the Bank identified and implemented a number of enhancements to improve the quality and precision of the Bank’s process for estimating its provision for doubtful debts which it believes should be applied to its financial reporting relating to AIFRS and US GAAP.
The process for determining loan impairment provisions uses defined assumptions, specific data elements, and an associated analysis. The process also requires management to exercise judgment as part of its analysis. Major enhancements to the process relate to the calculation of the collective provision for both the retail and non-retail lending portfolios, and involve an improvement in the approach used to estimate provisions where there is objective evidence of impairment of a loan or relating to a portfolio of loans, including losses incurred but not reported at the balance date. The Bank believes such improvements in the process allow for greater precision in estimates.
Key elements which have been improved in the estimation process include:

▪	The identification of an “incurred but not reported” emergence period component, enhancing the previous model which placed primary emphasis on the impact of overall economic conditions;
▪	The development of probability of loss factors based on occurrence of actual loss rather than occurrence of arrears events;
▪	The linkage of provision recognition to the occurrence of specifically defined “trigger events”, such as downgrades in internal credit ratings; and
▪	The adjustment of the provision calculation for current portfolio experience, rather than using a measurement factor anticipating longer term expectations of loss in order to more closely align changes in the provisioning level with movements in portfolio credit quality.
These enhancements provide better insight and improved judgements through the Bank’s utilization of new information and industry developments. The Bank believes that these enhancements have resulted in an improved process for determining provisions consistent with AIFRS and US GAAP.
In addition to our existing discussion of loan impairment provisions, the Bank will expand its disclosure to include the key elements of the above discussion, in the next periodic 20-F filing of its 30 June 2006 financial statements. Please see the Appendix for a pro forma of this disclosure.
5. Exhibit 12 — Chief Executive Officer and Chief Financial Officer Certifications
We note your certifications are not stated exactly as set forth under the instructions as to Exhibit 12 of Form 20-F, as required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)), as applicable. Please revise these certifications in your next periodic filing to comply with the prescribed format, specifically, by removing the title of the certifying individual from the first line of each certification.
Response:
We will remove the title of the certifying individual from the first line of each certification from our future filings and otherwise ensure that future certifications are stated exactly as set forth under the instructions as to Exhibit 12 of Form 20-F.
* * * *
A requested, in connection with our response, Commonwealth Bank of Australia acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States
Yours faithfully
Ralph J. Norris
Managing Director and Chief Executive Officer
Commonwealth Bank of Australia

cc:	Amanda Roberts
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance

Appendix:
Pro forma 20-F disclosure — Differences between Australian and United States Accounting Principles — Loan impairment provisioning
SFAS 114: Accounting by Creditors for Impairment of a Loan as amended by SFAS 118: Accounting by Creditors for Impairment of a Loan — Income Recognition and Disclosures, requires the value of an impaired loan to be measured as the present value of future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.
For the Financial Year 2005 the Group has made a number of changes in the Approach used to estimate the loan impairment provision.
The 30 June 2005 Annual Financial Report was prepared under the Australian Accounting Standards applicable to reporting periods beginning prior to 1 January 2005 (“Australian GAAP”). Those principles were consistent with US GAAP and accordingly did not create a GAAP difference in the allowance for loan losses. In preparation for the implementation of the Australian equivalents to International Financial Reporting Standards (“AIFRS”), the Bank was required to add more precision to its estimation process in order to comply with AIFRS. As the Bank views the principles of AIFRS and U.S. GAAP on this issue as the same, it does not believe a GAAP difference is appropriate. The resulting change from adding more precision to the measurement of loan impairment provisions has been accounted for as a change in estimate for US GAAP.
Along with other AIFRS matters, the Bank completed its analysis and modelling with respect to Loan Impairment in early December 2005, the outcomes of which were included in the transitional AIFRS financial statements and included in the SEC Form 20-F filing on 15 December 2005 for the 30 June 2005 fiscal year.
In performing its analysis and modelling during this period, the Bank identified and implemented a number of enhancements to improve the quality and precision of the Bank’s process for estimating its provision for doubtful debts which it believes should be applied to its financial reporting relating to AIFRS and US GAAP.
The process for determining loan impairment provisions uses defined assumptions, specific data elements, and an associated analysis. The process also requires management to exercise judgment as part of its analysis. Major enhancements to the process relate to the calculation of the collective provision for both the retail and non-retail lending portfolios, and involve an improvement in the approach used to estimate provisions where there is objective evidence of impairment of a loan or relating to a portfolio

 2
of loans, including losses incurred but not reported at the balance date. The Bank believes such improvements in the process allow for greater precision in estimates.
Key elements which have been improved in the estimation process include:
▪	The identification of an “incurred but not reported” emergence period component, enhancing the previous model which placed primary emphasis on the impact of overall economic conditions;
▪	The development of probability of loss factors based on occurrence of actual loss rather than occurrence of arrears events;
▪	The linkage of provision recognition to the occurrence of specifically defined “trigger events”, such as downgrades in internal credit ratings; and
▪	The adjustment of the provision calculation for current portfolio experience, rather than using a measurement factor anticipating longer term expectations of loss in order to more closely align changes in the provisioning level with movements in portfolio credit quality.
These enhancements provide better insight and improved judgements through the Bank’s utilization of new information and industry developments. The Bank believes that these enhancements have resulted in an improved process for determining provisions consistent with AIFRS and US GAAP.
As such a US GAAP adjustment has been recorded for the Financial Year 2005. This results in a net decrease in the loan impairment provision of $354 million, including a reclassification of $25 million to other provisions, for the Financial Year 2005.